Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver to Announce First Quarter 2022 Unaudited Results and Host Annual General and Special Meeting of Shareholders on May 11

Vancouver, B.C. - April 5, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) will announce its unaudited results for the first quarter of 2022 ("Q1 2022") after market close on Wednesday, May 11, 2022. Pan American will also hold its Annual General and Special Meeting of Shareholders (the "Shareholders Meeting") the same day at 6:00 pm ET (3:00 pm PT).
Q1 2022 Unaudited Results Conference Call and Webcast
Pan American plans to release its unaudited results for Q1 2022 on Wednesday May 11, 2022, after market close. Details for the related conference call and webcast are as follows:
Date:            Thursday, May 12, 2022
Time:             11:00 am ET (8:00 am PT)
Dial-in numbers:    1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast: via our website at https://www.panamericansilver.com/investors/events-and-presentations/
or directly at https://services.choruscall.ca/links/panamericansilver20220512.html
The live webcast, presentation slides and the Q1 2022 report will be available at https://www.panamericansilver.com/investors/events-and-presentations/. An archive of the webcast will also be available at the same link for three months.
Annual General and Special Meeting of Shareholders
Pan American is scheduled to hold its Shareholders Meeting at the offices of Borden Ladner Gervais LLP, 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada on Wednesday, May 11, 2022 at 6:00 pm ET (3:00 pm PT).
Due to the ongoing COVID-19 pandemic, shareholders and proxyholders are encouraged not to attend the Shareholders Meeting in person and are urged to vote in advance by proxy, as discussed in the Company's management information circular (the "Circular").
The Shareholders Meeting may be accessed remotely via live conference call and audio webcast. Material related to the Shareholders Meeting, including the Circular, is available at https://www.panamericansilver.com/investors/events-and-presentations/ under the heading "Annual General and Special Meeting".
Details for the Shareholders Meeting conference call and webcast are as follows:
Date:            Wednesday, May 11, 2022
Time:             6:00 pm ET (3:00 pm PT)
Dial-in numbers:    1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast: via our website at https://www.panamericansilver.com/investors/events-and-presentations/
or directly at https://services.choruscall.ca/links/panamericansilver20220511.html

PAN AMERICAN SILVER CORP. 1

About Pan American Silver
Pan American Silver owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American Silver provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 2